United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Table of Contents:

Press Release	3
Signature Page	43

2

FREE TRANSLATION FROM PORTUGUESE VERSION MINUTES OF THE EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETINGS OF THE SHAREHOLDERS OF VALE S.A., HELD ON APRIL 30TH, 2019. PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.766 01 - PLACE, DATE AND TIME: At the office of Vale S.A. (“Vale” or the “Company”), at Praia de Botafogo, No. 186, auditorium, Botafogo, in this city, on April 30th, 2019, at 10 a.m. 02 - PANEL: Chairman: Mr. Luiz Antonio Campos, appointed pursuant to Article 9, paragraph 1 of the Company’s By-laws Secretary: Mr. Rafael Padilha Calabria 03 - ATTENDANCE AND “QUORUM”: Attended by shareholders representing 80,09% of the share capital in the Extraordinary Shareholders’ Meeting, and by shareholders representing 82,24% of the share capital in the Annual Shareholders’ Meeting, as recorded in the Shareholders’ Attendance Book and the information contained in the analytic charts prepared by the bookkeeping agent and by the Company, pursuant to Article 21-W, items I and II, of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) Instruction No. 481/2009 (“Instruction 481”), thereby confirming the required quorum11111 for the Extraordinary and Annual Shareholders’ Meetings (“Meetings”) to occur. Also present Mr. Luciano Siani Pires, Vale’s Executive Officer, Mrs. Bernado Moreira Peixoto Neto and Thiago Ferreira Nunes, representatives of the External Auditors KPMG Auditores Independentes in accordance with Paragraph First of Article 134, of Law No. 6,404/76; and Mrs. Marcelo Amaral Moraes, Marcus Vinicius Dias Severini, Eduardo Cesar Pasa, Raphael Manhães Martins and Daniel Rodrigues Alves, effective members of the Fiscal Council, in accordance with Article 164 of Law No. 6,404/76.

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). 04 - NOTICE OF MEETING: The notice of the Meetings was duly made by publication of the Notice of Meeting on March 29 and April 1 and 2, 2019, in the Official Gazette of the State of Rio de Janeiro, pages 285, 30 and 14, respectively, and in the newspaper Valor Econômico of Rio de Janeiro, on March 29, 30 and 31 and April 1 (sole edition) and 2, 2019, pages E91, E6 and E4, respectively, with the following Agenda: 1. Extraordinary Shareholders’ Meeting 1.1 Amendment to the caption and the paragraph 2 of Article 11 of the Company’s By-laws, to enhance the number of members, and their alternates, of the Board of Directors from twelve to thirteen, and the caption of the Article 15 to change the terms “Personnel Committee” and “Governance, Compliance and Risk Committee” to “Personnel and Governance Committee” and “Compliance and Risk Committee” respectively. 2. Annual Shareholders’ Meeting 2.1 Evaluation of the management report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2018; 2.2 Proposal for the allocation of profits for the year 2018, and the consequent approval of Vale’s Capital Budget, for the purposes of Law 6,404/76, Article 196; 2.3 Election of the members of the Board of Directors; 2.4 Election of the members of the Fiscal Council; and 2.5 Setting the compensation of management and members of the Fiscal Council for the year 2018; and All documents required by Law No. 6,404/1976 and by the CVM rules applicable to the matters on the Agenda were made available to the Company’s shareholders, on the Company’s investor relations website and through the CVM’s System for Sending Periodic and Occasional Information (Sistema de Envio de Informações Periódicas e Eventuais - IPE) upon publication of the Notice of Meeting. 05 - READING OF DOCUMENTS: 2

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). In compliance with Article 21-W of CVM Instruction No. 481/2009, the consolidated synthetic voting chart released to the market yesterday was read. After the reading, such document remained on the Panel for consultation by the shareholders. The documents related to the matters to be discussed during the Meetings could also be found on the Panel, namely: (i) publications of the Notice of Meeting; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2018, including the Consolidated Financial Statements, Opinion of the External Auditors KPMG Auditores Independentes, published in the Official Gazette of the State of Rio de Janeiro, pages 198 to 216, and in the Valor Econômico of Rio de Janeiro, pages E65 to E80, on March 29, 2019; (iii) Manual with information about the Meetings, especially about the candidates of the shareholders part of the Shareholders’ Agreement of the Company and of a group of shareholders to comprise the Board of Directors and the Fiscal Council, under items 12.5 to 12.10 of CVM Instruction No. 480/09 and its subsequent amendments; (iv) Comments of the Executive Officers, under item 10 of CVM Instruction No. 480/09 and its subsequent amendments; (v) Opinions of the Fiscal Council and Board of Directors on the Management Report and Financial Statements for the year ended December 31, 2018; (vi) Proposal of the Executive Board for the allocation of profits of the year ended December 31, 2018, as well as the Exhibit to the proposal under Instruction 481 (Exhibit 9-1-II) and its subsequent amendments, and the Capital Budget, for the purposes of Law No. 6,404/76, Article 196; (vii) Opinion of the Fiscal Council on the proposal for allocation of profits; (viii) Compensation of Management, under Item 13 of CVM Instruction No. 480/09 and its subsequent amendments; (ix) presentation of the global compensation of Management (x) Notices to Shareholders of April 3, 2019, for disclosure of the nominations, by minority shareholders, of candidates to comprise Vale’s Fiscal Council, under the By-Laws and legislation in force; and (xi) Report in the form of a table, showing the origin and justification of the proposed amendments to the Company’s By-Laws, as well as the draft of Vale’s By-Laws, as set forth in CVM Instruction No. 481/2009, Article 11; The shareholders unanimously waived the reading of these documents in attendance, since they are already public. Thus, after the aforementioned documents and the presentation were debated and commented on by the Shareholders, the following resolutions were taken: 06 - RESOLUTIONS: After debate, the following resolutions were taken: 3

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). 6.1. By majority, the amendment of the caption and the paragraph 2 of Article 11 and the caption of Article 15 from Vale’s By-Laws which shall become effective as given below: “Article 11 – The Board of Directors, a collegiate deliberative body, shall be composed of thirteen (13) members and their respective substitutes, one of whom shall be the President and other the Vice-President of the Board (…) Paragraph 2 – Among the thirteen (13) members and their respective substitutes of the Board of Directors, one (01) member and its substitute, will be elected and/or dismissed, by a separate ballot made by Vale’s employees (…)” “Article 15 – The Board of Directors will have, permanently, five (05) advisory committees, referred to as: Personnel and Governance Committee, Compliance and Risk Committee, Financial Committee, Audit Committee and Sustainability Committee. (…)” 2,894,445,832 votes in favor, 8.295.267 dissenting votes and 1,312,676,461 abstentions were calculated. 6.2. By majority, with favorable Opinions from Vale’s Fiscal Council and Board of Directors, both dated March 27, 2019, the Management Report and Financial Statements, as well as the Opinion of the External Auditors KPMG Auditores Independentes, regarding the fiscal year ended December 31, 2018. 2,981,257,525 votes in favor, 373,186,832 dissenting votes and 750,619,899 abstentions were calculated, being included in the total dissenting votes the written dissenting votes received by the panel. 4

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). 6.3. By majority, the proposal of Vale’s Executive Board, with a favorable opinion from the Fiscal Council, dated March 27, 2019, for the allocation of profits for the year ended December 31, 2018, as well as Vale’s Capital Budget, for the purposes of Law No. 6,404/76, Article 196, pursuant to Exhibit I of these minutes. 3,590,771,878 votes in favor, 375,572 dissenting votes and 513,916,806 abstentions were calculated. 6.4. In accordance with the procedures below, the shareholders approved the election as members of the Board of Directors of Vale, with a term of office until the Annual General Meeting to be held in 2021: 6.4.1. As per the process of direct election by all the employees of Vale, pursuant to paragraph 5 of article 11 of the Bylaws, it was ratified the election of Mrs. LUCIO AZEVEDO, brazilian, married, machinist, bearer of identity card #028694092005-2 issued by SSP/MA, enrolled with General Taxpayers’ Registry under #526.635.317-15, with commercial address at Rua Miquerinos, No 01, Suite 114, Loteamento Boa Vista, Block 32, Jardim Renascença, in the City of São Luis, MA; and IRAN DA CUNHA SANTOS, Brazilian, widow, eletrician, bearer of identity card #07014554-5 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #611.015.677-91, with commercial address at Rua Antônia Barbosa Cunha No 50, Centro, in the Municipality of Itaguaí, RJ, as principal and alternate members of the Board of Directors, respectively. 6.4.2. Having been requested the adoption of the multiple vote by shareholders representing more than 5% of the voting capital, the following members were elected: (i) Mr. JOSÉ MAURÍCIO PEREIRA COELHO, Brazilian, married, banker, bearer of identity card #06109071-8 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #853.535.907-97, with commercial address at Praia de Botafogo No 201, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as principal member, and as respective alternate member Mr. ARTHUR PRADO SILVA, Brazilian, married, banker, bearer of identity card #107.447 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #991.897.047-20, with commercial address at Praia de Botafogo, No 501, 4th floor, in the City of Rio de Janeiro, RJ. 2,879,873,979 votes were calculated. 5

Minutes of the Extraordinary and Annual Shareholders' Meetings
of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued).

(ii) Mr. **Marcio Hamilton Ferreira**, Brazilian, married, businessman, bearer of identity card #08.949.776-2 issued by DIC/RJ, enrolled with General Taxpayers' Registry under #457.923.641-68, with commercial address at SAUN, block 5, bloc B, Ed. BB Torre Central, 16th floor, Brasília, DF, as principal member, and as respective alternate member Mr. **Dalilo Cezar Wanderley**, Brazilian, married, economist, bearer of identity card #09165667-8 issued by IFP/RJ, enrolled with General Taxpayers' Registry under #084.489.987-90, with commercial address at Praia de Botafogo, No 501, 4th floor, in the City of Rio de Janeiro, RJ. 2,879,873,002 votes were calculated.

(iii) Mr. **Marcel Juviniano Barros**, Brazilian , divorced, bank clerk, bearer of identity card #11.128.405-3 issued by SSP/SP, enrolled with General Taxpayers' Registry under #029.310.198-10, with commercial address at Praia de Botafogo, 501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate, Ms. **Marcia Fragoso Soares**, Brazilian, married, civil engineer, bearer of identity card #871074983D, issued by CREA/RJ, enrolled with the General Taxpayers' Registry under #863.363.477-53, with residential address at Rua Claudio Manoel No 1029, Funcionários, in the City of Belo Horizonte, MG. 2,879,873,979 votes were calculated;

(iv) Mr. **Marcelo Augusto Dutra Labuto**, Brazilian, married, bank clerk, bearer of identity card #1.345.836 issued by SSP/DF, enrolled with General Taxpayers' Registry under #563.238.081-53, with commercial address at SAUN, quadra 5, Lote B, Ed. Banco do Brasil, 15th floor, Torre Sul, Asa Norte, Brasília, DF as effective Director and, as the respective alternate Mr. **Ivan Luiz Modesto Schara**, Brazilian, married, economist, bearer of identity card #10.140.679-1 issued by IFP/RJ, enrolled with General Taxpayers' Registry under #888.693.267-72, with commercial address at Praia de Botafogo No 501, 3th floor, in the City of Rio de Janeiro, RJ. 2,879,877,415 votes were calculated;

(v) Mr. **Fernando Jorge Buso Gomes**, Brazilian, married, bank clerk, bearer of identity card #4960580-1 issued by DIC/RJ, enrolled with General Taxpayers' Registry under #370.624.177-34, with commercial address at Av. Paulista, No. 1450, 9th floor, in the City of São Paulo, SP as effective Director and, as the respective alternate Mr. **Johan Albino Ribeiro**, Brazilian, married, lawyer, bearer of identity card #9.019.451-2 issued by SSP/SP, enrolled with General Taxpayers' Registry under #001.307.978-63, with commercial address at Av. Paulista, No. 1450, 9th floor, in the City of São Paulo, SP. 2,879,181,628 votes were calculated;

6

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). (vi) Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, Brazilian, married, engineer, bearer of identity card #03.144.859-0 issued by DIC/RJ, enrolled with General Taxpayers’ Registry under #442.810.487-15 with commercial address at Rua Ataulfo de Paiva No. 482, 301, Leblon, in the City of Rio de Janeiro, RJ, as effective Director, remaining vacant the position of his alternate. 2,878,919,659 votes were calculated; (vii) Mr. OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian, divorced, lawyer, bearer of identity card #1.952.457-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #030.754.948-87, with commercial address at Rua Ataulfo de Paiva No 482, 301, Leblon, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. YOSHITOMO NISHIMITSU, Japanese, married, geologist, bearer of identity card #V517661-2 issued by RNE, enrolled with General Taxpayers’ Registry under #060.569.787-61, with commercial address at Praia do Flamengo No 200, 14th floor, in the City of Rio de Janeiro, RJ. 2,880,413,910 votes were calculated; (viii) Mr. TOSHIYA ASAHI, Japanese, married, metallurgical engineer, bearer of identity card #V140661-A issued by RNE, enrolled with General Taxpayers’ Registry under #055.107.797-21, with commercial address at Praia do Flamengo No. 200, 14th floor, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. HUGO SERRADO STOFFEL, Brazilian, married, business administrator, bearer of identity card #05673488-2 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #304.429.237-91, with commercial address at Av. Ataulfo de Paiva No. 482, 3rd floor, Leblon, in the City of Rio de Janeiro, RJ. 2,879,876,315 votes were calculated; (ix) Mr. JOSÉ LUCIANO DUARTE PENIDO, Brazilian, married, mining engineer, bearer of identity card #63.439.017X issued by SSP/SP, enrolled with General Taxpayers’ Registry under #091.760.806-25, with residential address at Rua Luiz Gottschalk No. 151, apt. 191, Vila Mariana in the City of São Paulo, SP, as effective Director, remaining vacant the position of his alternate. 2,862,653,235 votes were calculated; (x) Ms. ISABELLA SABOYA DE ALBUQUERQUE, Brazilian, divorced, securities advisor, bearer of identity card #08423778-3 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #017.919.007-55, with residential address at Rua Povina Cavalcanti No. 153, apt. 1301, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. ADRIANO CIVES SEABRA, Brazilian, single (common-law marriage), bearer of identity card 7

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). #08899444-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #016.480.547-81, with residential address at Av. Lineu de Paula Machado No. 1000, apt. 307, Jardim Botânico, in the City of Rio de Janeiro, RJ. 1,401,734,327 votes were calculated; (xi) Ms. SANDRA MARIA GUERRA DE AZEVEDO, Brazilian, widow, entrepreneur, bearer of identity card #5.146.339 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #947.562.798-72, with commercial address at Rua Diogo Jácome No 518, block 3, apt. 232, in the City of São Paulo, SP, as effective Director, remaining vacant the position of his alternate. 1,402,299,888 votes were calculated; and (xii) Ms. PATRICIA G. M. DE A. BENTES, Brazilian, divorced, business administrator, bearer of identity card #59879098 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #810.318.827-15 with residential 5th address at Rua Funchal No 411,floor, Vila Olímpia, in the City of São Paulo, SP, as effective Director and, as the respective alternate Mr. MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, bearer of identity card #10.188 issued by OAB/SC, enrolled with General Taxpayers’ Registry under #807.383.469-34, with residential address at Rua Esteves Júnior No. 605, Bloco A, apt. 1411, Centro, in the City of Florianópolis, SC. 5,903,428,691 votes were calculated. The effective and alternate Directors appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law #6.404/76. In addition, as Directors, Ms. ISABELLA SABOYA DE ALBUQUERQUE, SANDRA MARIA GUERRA DE AZEVEDO and Ms. PATRICIA G. M. DE A. BENTES, as well as their alternates, declared that they have the independent director criteria set forth in Article 16 of the Novo Mercado listing rules of B3 S.A. – Brasil, Bolsa, Balcão. 6.5. According to the below procedures, the election of members of the Fiscal Council was approved, with a term of office until the Annual Shareholders’ Meeting of 2020: 6.5.1As per the separate election process, Mrs. MARCOS PRADO TROYJO, Brazilian, married, public servant, bearer of identity card #14.193.889-1 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #099.704.758-51, with residential address at Av. Flamboyants da Península No. 155, apt. 504, Barra da Tijuca, in the City of do Rio de Janeiro, RJ, and RODRIGO TOLEDO CABRAL COTA, Brazilian, married, business 8

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). administrator, bearer of identity card # 98001094417 issued by SSP/AL, enrolled with General Taxpayers’ Registry under #023.435.024-55, with residential address at Avenida Parque Águas Claras, lotes 3820/3880, Antares Club Residence, apt. 1402-B, Águas Claras, Brasília, Federal District, as, respectively, effective and alternate members, by the shareholder holding 12 special-class preferred shares (Golden Shares), under Article 5, paragraph 4 of the By-Laws, without any abstentions or dissenting votes; 6.5.2. As per the separate election process by minority shareholders holding ordinary shares, Mrs. RAPHAEL MANHÃES MARTINS, Brazilian, single, lawyer, bearer of identity card #147.187 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #096.952.607-56, with residential address at Rua Araújo Porto Alegre, No 36, Suite 1,102, in the City of do Rio de Janeiro, RJ, and GASPAR CARREIRA JÚNIOR, Brazilian, married, economist, bearer of identity card #06609229-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #000.459.657-90, with residential address at Rua Teixeira de Melo, No 37/201, in the City of Rio de Janeiro, RJ, as, respectively, effective and alternate members, by the shareholders Geração Futuro L. Part. Fundo de Investimento em Ações, Vic Distribuidora de Títulos e Valores Mobiliários, Victor Adler, Hagop Guerekmezian, Hagop Guerekmezian Filho, Kathleen Nieto Guerekmezian, Regina Nieto Motta Guerekmezian, Karoline Guerekmezian, José Pais Rangel, Alaska Black Master FIA-BDR Nivel I, Alaska Black Institutional FIA, Alaska Range FIM. 920,911,727 votes in favor, 541,273,568 dissenting votes and 143,089,367 abstentions were calculated. 6.5.3. As per the majority election process, Mrs. EDUARDO CESAR PASA, Brazilian, married, banker, bearer of identity card #1.044.834.388 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #541.035.920-87, with residential address at SAUN Block 5, lote B, Ed. BB Torre Norte, 4th floor, Brasília, DF; MARCUS VINICIUS DIAS SEVERINI, Brazilian, married, accounter, bearer of identity card #RJ-093982/O-3 issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #632.856.067-20, with residential address at Rua Antonio Salema, No 68, Vila Isabel, in the City of Rio de Janeiro, RJ; MARCELO AMARAL MORAES, Brazilian, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled 9

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). with General Taxpayers’ Registry under #929.390.077-72, with residential address at Avenida Juriti, No 530, apt. 111, Moema, in the City of São Paulo, SP, as effective members, and NELSON DE MENEZES FILHO, Brazilian, married, engineer, bearer of identity card #6.651.408-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #756.878.878-49, with residential address at SCS Block 9, Lote C, Torre C, 9th floor, Brasília, DF, as alternate member of the first effective member above. 2,658,086,187 votes in favor of the above mentioned candidates, 74,604,747 dissenting votes and 1,372,373,322 abstentions. The investiture of the candidates elected herein as members of the Fiscal Council shall be subject to the signature of the respective terms of investiture, as well as to the presentation of the declarations and other documents required by Law. 6.5. By majority, setting the annual overall compensation of management, members of the Advisory Committees and members of Vale’s Fiscal Council for the fiscal year of 2018, in the amount of up to R$115,204,420.58, to be individualized by Vale’s Board of Directors; as well as the monthly compensation set for each acting member of the Fiscal Council, from May 1, 2019, until the Annual Shareholders’ Meeting to be held in 2020, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting the benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only receive compensation in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member. 2,996,989,449 votes in favor, 383,139,545 dissenting votes and 724,935,262 abstentions were calculated. 10

Minutes of the Extraordinary and Annual Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2019 (Continued). 07 - DRAWING UP AND PUBLICATION OF THE MINUTES Pursuant to Article 9, paragraph 2 of the By-Laws, these minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the shareholders in attendance. The written votes were received, numbered and authenticated by this shareholders’ meeting Panel. 08 - ADJOURNMENT: After drawn-up and approved, these Minutes were signed by those in attendance. Rio de Janeiro, April 30, 2019. Rafael Padilha Calábria Secretary 11

Annex I Minutes of the Extraordinary and Ordinary Shareholders' Meetings held on 04/30/2019. PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2018 Dear Members of the Board of Directors, The Executive Officers of Vale S.A. (“Vale” or “Company”), in accordance with Article 192 of Law 6,404 (as amended by Laws 10,303 and 11,638) and Articles 35 to 40 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income for the fiscal year ended December 31, 2018. The net income for the year, according to the Income Statement, amounted to R$ 25,656,525,836.23 (twenty-five billion, six hundred and fifty-six million, five hundred and twenty-five thousand, eight hundred and thirty-six Brazilian reais and twenty-three cents), accounted according to the standards and pronouncements issued by the Brazilian Securities and Exchange Commission (“CVM”) and by the Accounting Standards Committee (“CPC”), for which the following destination is hereby proposed: I - LEGAL RESERVE To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law 6,404 and in the Article 36 of Vale’s Bylaws, in which amounts to R$ 1,282,826,291.81 (one billion, two hundred and eighty-two million, eight hundred and twenty-six thousand, two hundred and ninety-one Brazilian reais and eighty-one cents). The allocation to this reserve may not be accounted in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law 6,404) exceeds 30% of the social capital, in which has been not reached. II - TAX INCENTIVE RESERVES Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as established by the Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) and established by (a) report 058/2015 and 108/2018 related to tax incentives granted for the extraction of iron ore in the State of Pará; (b) report 040/2011 related to tax incentives granted to pelletizing in the State of Maranhão; (c) report 074/2014 related to tax incentives granted to the extraction of nickel in the State of Pará and (d) report 12/2018 related to tax incentives granted to the extraction of copper in the State of Pará. Vale also benefits from a reinvestment benefit which allows the entity to reinvest part of the income tax due in the acquisition of new equipment for the operational plants located in areas where SUDAM act upon. As a condition to use the tax incentives, according to Article 523 of the current Income Tax Regulation, the income tax benefited and not paid is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for capital increase or to absorb losses. Based in article 195-A of Law 6,404, included by Law 11,638, we propose the allocation to tax incentive reserve in the total amount of R$ 1,496,628,728.93 (one billion, four hundred and ninety-six million, six hundred and twenty-eight thousand, seven hundred and twenty-eight Brazilian reais and ninety-three cents), in which is equivalent to total income tax benefited by Vale, resulting from the following incentives in the area of SUDAM: (a) R$ 299,757,692.92 (two hundred and ninety-nine million, seven hundred and fifty-seven thousand, six hundred and ninety-two Brazilian reais and ninety-two cents) as a complementary tax incentive to income tax reductions due in the year-base 2017; (b) R$ 100,154,741.26 (one hundred million, one hundred and fifty-four thousand, seven hundred and forty-one Brazilian reais and twenty-six cents) as a complementary tax incentive to reinvestments in the year-base 2017 and (c) R$ 1,096,716,294.75 (one billion, ninety-six million, 1

Annex I Minutes of the Extraordinary and Ordinary Shareholders' Meetings held on 04/30/2019. seven hundred and sixteen thousand, two hundred and ninety-four Brazilian reais and seventy-five cents) as income tax reduction due in the year-base 2018. III - INVESTMENT RESERVES Pursuant to article 37, item 2, of Vale’s Bylaws, to this reserve must be allocated an amount not exceeding 50% of distributable net income to ensure the maintenance and development of the Company's main activities and the investment projects included in Vale's budget. Therefore, we propose to allocate to this reserve the amount of R$ 11,438,535,407.74 (eleven billion, four hundred and thirty-eight million, five hundred and thirty-five thousand, four hundred and seven Brazilian reais and seventy-four cents). We propose that the remaining balance of the retained earnings in the amount of R$ 3,744,456,807.75 (three billion, seven hundred and forty-four million, four hundred and fifty-six thousand, eight hundred and seven Brazilian reais and seventy-five cents) should also be allocated to this reserve of investment. In order to comply with article 196 of Law 6,404 by December 26, 1995, the capital investment budget must be submitted to the Annual General Meeting for approval. The investment budget for 2019 is comprised of sustaining investments of R$ 12.4 billion (US$ 3.3 billion) and capital investments of R$ 4.1 billion (US$ 1.1 billion), totaling the amount of R$ 16.5 billion (US$ 4.4 billion). For the currency translation was used the exchange rate of Vale’s 2019 budget, US$1.00 = R$ 3.76. IV - REMUNERATION TO SHAREHOLDERS Pursuant to Article 36 of Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year (which will coincide with the calendar year) shall be submitted to the Annual General Meeting by the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity (“JCP”), according to Article 9, Paragraph 7 of Law 9,249 of December 26, 1995, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. The adjusted net income of the year of 2018 was R$ 22,877,070,815.49 (twenty-two billion, eight hundred and seventy-seven million, seventy thousand, eight hundred and fifteen Brazilian reais and forty-nine cents), in which corresponds to the net income of the year of R$ 25.656.525.836,23 (twenty-five billion, six hundred and fifty-six million, five hundred and twenty-five thousand, eight hundred and thirty-six Brazilian reais and twenty-three cents), reduced by the amount allocated to legal reserve of R$ 1,282,826,291.81 (one billion, two hundred and eighty-two million, eight hundred and twenty-six thousand, two hundred and ninety-one Brazilian reais and eighty-one cents) and the amount allocated to tax incentive reserve of R$ 1,496,628,728.93 (one billion, four hundred and ninety-six million, six hundred and twenty-eight thousand, seven hundred and twenty-eight Brazilian reais and ninety-three cents). Therefore, the minimum mandatory remuneration of 25% of the adjusted net income amounts to R$ 5,719,267,703.87 (five billion, seven hundred and nineteen million, two hundred and sixty-seven thousand, seven hundred and three Brazilian reais and eighty-seven cents) and as interest on shareholders’ equity the gross amount of R$ 6,728,550,239.85 (six billion, seven hundred and twenty-eight million, five hundred and fifty thousand, two hundred and thirty-nine Brazilian reais and eighty-five cents), which corresponds to R$ 1.312565560 per outstanding common share and R$ 1.312565560 per special class preferred share, as noted as follows. Pursuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of special class preferred shares are entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria: 2

Annex I
Minutes of the Extraordinary and Ordinary Shareholders' Meetings held on 04/30/2019.

(a) priority in receipt of dividends corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
(b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and
(c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

As of December 31, 2018, the reference value for the minimum mandatory remuneration of the special class preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 10.61 (ten Brazilian reais and sixty-one cents), corresponding to R$ 0.884400000 per special class preferred share or (b) 3% of the shareholders' equity per special class preferred share, is R$ 11.97 (eleven Brazilian reais and ninety-seven cents), corresponding to R$ 0.99723392 per special class preferred share, whichever is greater. Therefore, considering the remuneration as JCP, based on 3% of the preferred capital, that is R$ 14.08 (fourteen Brazilian reais and eight cents) corresponding to R$ 1.17333333 per special class preferred share.

Considering (i) the total amount of the minimum mandatory remuneration related to the fiscal year of 2018, as noted; (ii) the prerogative to pay JCP; (iii), the Article 36 and article 39 of Vale's Bylaws, and; (iv) Vale´s actual financial position, according to the balance sheet related to fiscal year of 2018, the Executive Officers hereby proposes to ratify the shareholders' distribution, in September 20, 2018, the gross amount of R$ 7,694,078,600.00 (seven billion, six hundred and ninety-four million, seventy-eight thousand, six hundred Brazilian reais), based on the Executive Officers proposal, as approved by the Board of Directors at the meeting held on July 25, 2018, in the total gross amount of R$ 1.480361544 per outstanding common shares and special class preferred shares, issue by Vale, based on the profit and/or profit reserves as of July 30, 2018 balance sheet and considered as an anticipation of profit distribution related to fiscal year 2018. For the total gross amount mentioned above, R$ 6,801,433,061.10 (six billion, eight hundred and one million, four hundred and thirty-three thousand and sixty-one Brazilian reais and ten cents) were paid as interest on shareholders' equity (liable to incidence of Income Tax at the current rate) and R$ 892,645,538.90 (eight hundred and ninety-two million, six hundred and forty-five thousand, five hundred and thirty-eight Brazilian reais and ninety cents) as dividends.

The mandatory dividend was fully paid, with no amount withheld. We include below the table comparing the net income per share and the respective remuneration to shareholders in the last three fiscal years:

			In Brazilian reais
	2018	2017	2016
Net income per share	5.00	3.39	2,58
Gross remuneration per common share	1.480361544	0.908424228	1.071865625
Net remuneration per common share	1.258307312	0.772160594	0.911085781
Gross remuneration per preferred share	1.480361544	1.040833333	1.071865625
Net remuneration per preferred share	1.258307312	0.884400000	0.911085781

3

Annex I Minutes of the Extraordinary and Ordinary Shareholders' Meetings held on 04/30/2019. V - SUMMARY This proposal covers the following distribution of net income for the year 2018: R$ SOURCES Net income of the year 25,656,525,836.23 25,656,525,836.23 DISTRIBUTION Reserve constitution: Legal Tax incentive Investments 1,282,826,291.81 1,496,628,728.93 15,182,992,215.49 17,962,447,236.23 JCP distributed in July, 2018 Dividends distributed in July, 2018 6,801,433,061.10 892,645,338.90 7,694,078,600.00 25,656,525,836.23 Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution of the Executive Officers. 4

Recebido pela mesa da AGED da Vale S.A., realizada em 30/4/2019.

Annual General Meeting of Shareholders of Vale SA 2019

Rio de Janeiro, April 30th of 2019.

Statement of dissenting vote on item 2.1 of the agenda.

I hereby submit, through this statement, the reasons for my vote for the non-approval of the Management Report, and discussion and voting of the financial statements for the fiscal year ended on December 31, 2018 (item 2.1 of the Agenda).

The proposal now being voted on should not be approved because it is totally incongruent with the situation of the populations impacted by the rupture of the Fundão tailings dam (2015) in Bento Rodrigues and of Feijão tailings dam (2019) in Brumadinho, both located in the State of Minas Gerais.

In 2018, the result of participation and other results in associates and joint ventures presented negative results of R $ 693 million, being impacted by R $ 1.838 billion in the loss of liabilities related to Samarco Mineração SA and gains in results of equity investments in affiliates and joint ventures of R $ 1.145 billion (VALE, 2018, p.100).

The main impact in fiscal year 2018 was the additional provision of R $ 1.523 billion representing the present value of estimates of its secondary responsibility of the Renova Foundation and R $ 315 million which was the amount used for financial support of Samarco. Equity in affiliates and joint ventures was R $ 1.145 billion in 2018, an increase of R $ 843 million, compared to R $ 302 million recorded in 2017 (VALE, 2018, p.100).

Despite this, it is possible to perceive that the resources glimpsed in this increase are not being used to delineate the profile of the most vulnerable populations impacted by the rupture of the Fundão tailings dam and, more recently, the tailings dam of Feijão (2019).

It is important to highlight that the impacts of the rupture of the mining tailings dams do not generate homogenous burden on society as a whole, on the contrary, they expose the most vulnerable populations, such as, for example, the impacted women, to a series of violations of rights.

In addition, when dealing with populations impacted by the rupture of mining tailings dams, a more careful look at the specificities and particularities of impacted women is essential, making it necessary also to consider the historical process of vulnerability of women in societies structured by gender differences, as is the case in Brazil. Since 2015, women impacted by the rupture of the Fundao tailings dam have been denouncing a series of violations of their rights. The Renova Foundation, in several localities along the Doce river basin, has not recognized the income of women who have been impacted autonomously to their partners, denying them the concession of an emergency card in their name, in total disrespect for the economic independence which they had before the dam broke in 2015. In addition, a number of women have reported an imbalance of treatment in relation to men impacted by the ruptures, especially when agreements and indemnities are signed in the context of the disaster. The non-recognition of the autonomous income of the impacted woman and the differential treatment granted to them in relation to the impacted men shows that the Renova Foundation has as a recurring practice of subjugating the impacted women to the "head of the family", giving the impacted man the role of economic and financial centrality. Moreover, the consequences of the difference in the treatment and monetary values perceived by the impacted women and the impacted men are numerous, but it can be said that one of the most significant is the fact that these differences end up putting the impacted women in extremely vulnerable position, condemning them to a lower socio-economic standard of living than the men. In this sense, it can be noted that the rupture of this dam has been causing a series of violations of women's rights, which the position of the Renova Foundation has considerably contributed to their vulnerability and to deepening inequalities that are already existing in the country in relation to women, preventing the impacted women• of'living in a democratic state, which contributes to the non-achievement of gender equality. In view of this, Vale SA should include, in the Environmental Licensing, the Environmental Impact Study (EIA) and the future Environmental Performance Assessment Report (RADA), an analysis of the profile of the women, which are generally associated with exposure to risks, and designate the greater or lesser susceptibility of these people to suffer some particular type of impact. For these reasons, I am voting for the rejection of the proposal under ..R .../'l'J consideration.

I request that this vote be recorded in the minutes of the 2019 Assembly in its entirety. Lastly, I request that this statement of vote be duly numbered, authenticated and filed with the minutes of this meeting, in accordance with the provisions of Law no. 130, §1, "a" and "b". #PareVale! rne. Michelle Cristina Farias OAB/MG 158.617 Representative of shareholder Leandro Uchoas.

Vale's Annual General Meeting of Shareholders 2019

Rio de Janeiro, April 30, 2019.

Recebido pela mesa/da AGEO de Vale S.A., realizada em 30/4/2019.

Statement of vote

Item of the Agenda (2.1) - Consideration of the report and the management's accounts and examination, discussion and voting of the financial statements for the fiscal year ended December 31, 2018.

Divergent Vote

I do not approve of the report because it omits relevant information and is fraudulent in that it presents false information, particularly in relation to the statement that "we continue to make every effort to provide relief and support to those affected by the dam disruption and to restore the confidence of our stakeholders in us. We are committed to rebuilding our reputation in Brazil and in the global mining industry "(page 9).

Justification:

Although the report states that "the disruption of the I dam in Minas Gerais has adversely affected our business, financial condition and reputation, and the overall impact of the rupture of the dam on us is still uncertain", he omits information about the Company's actions before and after of disruption. As an example I cite the fact that in the licensing of the continuity of the Feijão/Jangada mines obtained on December 11, 2018, Vale assured that the enterprise was under proper environmental control, which is known today that it was not true. In addition, the report omits the facts denounced on various occasions regarding the way in which the people representing Vale treats those affected in Brumadinho and along the Paraopeba river, as well as people displaced from their homes due to other dams without guaranteed stability and the thousands of people who live in a panic after the installation of "meeting points", "escape routes", red painted sidewalks signaling what will be buried in the mud route, called "flood spot", and simulations how to save in case of further disruptions. The situation is so serious that society uses the term "dam terrorism".

All persons on the Board of Directors, the Fiscal Council, the Independent Advisory Committee for Extraordinary Support and Reparation and the majority shareholders must live a journey in the territory where the disruption occurred (Brumadinho and Paraopeba basin) and in the municipalities where other dams are located without guaranteed stability to talk with the population and observe the socio-environmental situation. In this sense, you can see the truth with your own eyes and you will find it easy to see that Vale's position in the territory is at odds with what is written in the report and with basic principles of respect for human dignity. In addition, with these attitudes, the company violates in full the treaties and commitments entered into with the Brazilian Securities and Exchange Commission (CVM), stock exchanges, financial agencies and banks and international organizations.

(a) Assistance to those affected and the recovery of the affected area

There is a clear unwillingness of the company to accept the demands made by the population affected and the institutions of law. When present at meetings and public hearings, the company sends people without autonomy to make decisions. This fact is aggravating the problems of image, reputation and credibility, which aggravates the conflicts and further complicates the Company's dramatic situation. According to a petition of the Public Prosecutor's Office, attached to file no. 0010080.15.2019.5.03.0142, 5th. " Vale S/A is not interested in negotiation, but in any way and way, to silence the victims, to frustrate and conclude negotiations, with" agreements" in values that are willing to pay, even though such values are far from representing fair, reasonable and equitable compensation. "

After overcoming the company's disrespectful conduct in the negotiations, the affected population faces the next violation of law: non-compliance with judicial decisions. As proof, I present some excerpts from documents gathered by the Labor Ministry in the same process mentioned above:

"(...) the company is not giving due publicity to its obligations under the agreements preliminary rulings or that it is obliged to comply due to the preliminary ruling rendered (...)

(...) did not fully communicate to the companies involved / direct employers the entire content of the agreements nor the injunction issued by the Court.

Several workers and family members sought information and access to help in daycare and education at the service stations and only got mismatched information! The absence of correct dissemination of information causes even more distress and suffering to the families and workers involved who feel even more lost and revolted by the absence of a precise and correct indication of the rights already assured and the means to ensure such rights.

Regarding the aid and costs of burial and funeral expenses, families reported at a meeting held in Brumadinho that the company refused to pay part of the expenses incurred (such as the deposit) and also collected through the funeral homes contracted the signature of the family members in a document that deprived Vale S/A of the costs of burial / burial of eventual new mortal remains of the workers, eventually found in future searches.

In response to the elements of the reports received, or the Respondent is inefficient because it did not promote the necessary orientation / training of those who are providing virtual, personal or telephone assistance / food to those interested; or the company in fact intends to cause even more confusion and hindrances to workers and family!

Already, the company Vale S / A prefers the subterfuge and acting of concealed and concealed form!

(...) the inclusion by the company in an extrajudicial "proposal" of obligations for which it is already bound in this process, is running, besides altering the truth of the facts, an act that hinders the dignity of justice, already reduces the respectability and importance of the agreements court judgments entered into and approved in this case, as if they do not exist or were not valid. " As a resident and president of the local community association of the Paraopeba Complex,I have witnessed the non-compliance by Vale SA with the judicial decisions of case number 5010709-36.2019.8.13.0024,which is processed in the 6th Rod of the Public Treasury and Municipalities of Belo Horizon. After more than three months of that,thousands of families and communities are faced with unfortunate obstacles created by Vale S.A for the delay and non payment of emergency funds agreed and approved in court. (b) Environment The management report belittles the irreversible environmental impact caused by Vale in the Paraopeba basin. The monitoring of the river by companies contracted by the Company states that "previous conditions are being maintained after the passage of the plume,being non-toxic to 97% of the sampies." However, the result of an expedition carried out by the SOS Mata Atlantica organization, of a notorious reputation,indicated that "the result of the water quality analysis indicates nonconformity with the current legal norm for rivers of class 2. The water quality index obtained in 10 points was bad and in 12 points it was very bad. The obtained indicators demonstrate that the Paraopeba river water is unfit for use in the 305 kilometers impacted by ore tailings from the rupture of the dam I " All evaluations presented results in nonconformity with the norms and legal standards and current legislation: high turbidity, concentration of heavy metals (iron, copper,manganese and chromium, known as severe pollutants) and microbiological concentrations. "Official Water Quality Reports,prepared by the Minas Gerais Water Management Institute (IGAM), the National Water Agency (ANA),the Geological Survey of Brazil (CPMR) and Copasa reported high concentrations of Lead and Mercury in the first 20 kilometers of the river from the affected area." I witnessed the lack of assistance in the supply of drinking water to affected families in the self rescue zone. The company has guaranteed for decades that its dozens of tailings dams were safe and would never break. Today the discredit in relation to what the company claims is enormous and this <: spect was not properly informed in the report. In addition,Vale continues to address this issue and its operations without considering the appropriate proportion and likelihood of further tragic situations occurring in the near future.

On the 20F Form recently filed with the US Securities and Exchange Commission,the company informs about public civil actions contesting environmental licenses for the construction of the Wastes Waste Dam Ill (page 142) and states that "if construction of this dam is interrupted , our ability to resume operations at the Vargem Grande mining complex may be adversely affected,"but omits that the reason for the suit is that upstream of this dam,in the self-rescue zone,resides about 400 people, some would have less than 1minute to self-save,and that in case of disruption the mud would reach the water catchment that supplies Belo Horizonte, capital of Minas Gerais,and part of its metropolitan region,with about 3 million people. That is,the managers of Vale SA continue to consider the possibility of building another tailings dam that alone is unsustainable and unacceptable,even considering only "risk management". With the loss of water catchment on the Paraopeba River due to the disruption of Dam I in Brumadinho,the supply of Bela Horizonte and its metropolitan region depends even more on the catchment in the Velhas river and, even so,Vale SA has once again considered its Apollo project in the Serra do Gandarela, since Form 20F (page 68) considers the iron ore reserves in this area and informs that "our reserve table reflects our production and operation plans." In other words, even though it is aware that this project "provokes positions such as interference with the production of water for the Metropolitan Region of Bela Horizonte" (Environmental Impact Study of Apollo Mine, 2009),Vale continues to consider this mining project as viable, which demonstrates the total lack of soda-environmental responsibility and the maintenance of a "commercial strategy" that disregards values such as the water security of millions of inhabitants. Although, in the Risk Management section,the 20F Form states (page 113) that "some areas, such as Environment, Health and Safety,Corporate Integrity and Information Security,act as a second line of defense in relation to specific risks,monitoring of risks and controls,and ensuring compliance with regulations, policies and standards,"in relation to the Southern Superior dam at the Gongo Soco Mine,information was omitted that Vale SA communicated, on AprilS, 2019,to the Superintendency of Priority Projects (SUPPRI) ofthe State Secretariat of Environment and Sustainable Development (SEMAD) of the State Government of Minas Gerais,the implementation, as emergency work,of Rolled Concrete Containment Structure - CCR. Despite being a major work that will require the suppression of 300 hectares of vegetation and will cost about 500 million reais,as reported by Vale in a meeting with the isplaced inhabitants of the communities of Socorro, Piteiras and Tabuleiro (with a history of 300 years), Vale's representatives called the "wall",said that it will guarantee security while the Upper South dam is being decommissioned and that it will be withdrawn and they will be able to return, which is clearly not true. It should be noted that the distance between the dam without guaranteed stability and this "wall" is 6 km and in this interval are precisely the communities where its residents were removed at dawn,without any warning,even though the decision was taken during the day by Vale and authorities, which means that if the dam is broken,the whole region and these communities will definitely be buried. Considering these facts and in the proximity of this area is the extension project of the Bau mine, the continuity of the Gongo Soco mine and the pretension of Apollo mine structures,this "emergency work" has already become very suspect. About the infinity of violations to these residents and the situation of suffering, pressure, helplessness and panic in which they live, also nothing was informed in the report.

Question to the Extraordinary Determination Committee

How do the people of the Board of Directors explain the statement of the authorities involved in the criminal investigations that say there is a relationship of promiscuity between Vale S.A and TUV SUD? This fact is verified by the existence of several contracts of different natures, which constitutes a clear conflict of interests. The Independent Advisory Committee for Extraordinary Assessment investigates the possibility of a crime of fraud in the certificate of stability of dam I due to blackmail carried out by Vale with TUV SUD? The Independent Advisory Committee for Extraordinary Assessment also investigates the false information provided by Vale SA in the administrative proceedings for the continuation, up to 2032, of the Feijão / Jangada mines, which obtained the three concurrent licenses (Preliminary, Installation and Operation) in 11 December 2018? The community of Parque da Cachoeira in the Area of Direct Influence (AID) in the Environmental Impact Study (EIA) was omitted and the company did not comply with the demands presented by the communities, including in relation to conditions of previous licenses not duly complied with and the lack that the project would not affect the water security of the environment.

Requirements

Considering the facts presented here, it reinforces the need to convene an Extraordinary General Assembly to deal exclusively with the rupture of the I dam of Córrego do Feijão, the safety of the other dams in the iron quadrangle and the actions adopted by the company. Society demands and deserves explanations, answers and solutions.

The company is responsible for the death and destruction of the Paraopeba River for human supplies. Therefore, Vale must return, without judicial action, to the mining company, the 130 million reais spent by the government with the works to capture water from the Paraopeba River to supply the Metropolitan Region of Belo Horizonte (RMBH). In addition, Vale must definitively consider the Apollo project in the Serra do Gandarela to be unviable in order to guarantee the water security of Belo Horizonte and its metropolitan region, thus allowing the protection of the last intact mountain range and a large aquifer to be finally guaranteed. The Serra do Gandarela National Park requested and defended by the company since 2009 was created in 2014 without adequate limits (and the Sustainable Development Reserve was not created) by Vale's articulation with the government.

The Independent Committee of Extraordinary Advice on Dam Safety must carry out a complete audit,with a multidisciplinary team and mechanisms of participation and social control,in all situations related to tailings dams without guaranteed stability. For everything described here,it is concluded that immediate paralysis of all operations and from the extraction of Vale S.A until the safety of the dams is guaranteed and a complete integral repair is carried out in the Dace, Paraopeba and Sao Francisco river basins. We understand by integral reparation the concept defined by the jurisprudence of the Inter American Court of Human Rights, which provides for indemnification measures for moral damages, material and damages to the life project and also measures of satisfaction, restitution, rehabilitation and guarantees of non-repetition. Only in this way will it be possible to regain the credibility and trust of investors, governments, communities around undertakings and society. As we are, Vale SA is unfeasible as a company. I request answers to all questions placed here within a maximum period of 30 days. I request that this present vote be FULLY attached (in Portuguese and English) to the minutes of the 2019 Assembly. Shareholder

Vale's Annual General Meeting of Shareholders 2019

Rio de Janeiro, April 30, 2019.

Recebido pela mesa da AGEO da Vale S.A., realizada em 30/4/2019.

1. **Ordinary General Meeting**

Vote in part, following the agenda (item 2.1)

I hereby justify the vote against the approval of the Management Report and the financial statements for the fiscal year of 2018, ended on December 31 of this year.

In its 2018 Management Report, Vale informs that the work carried out by the Renova Foundation has been "progressing consistently" in the sense of socio-environmental and socioeconomic restoration of the region affected by the rupture of the Fundão mining dam in 2015, owned by Samarco.

According to the Report, approximately R$ 5.3 billion has been invested in the environmental and social repair programs agreed in the Terms of Transaction and Conduct Adjustment (TTAC) since November 2015.

Despite that, it is important to highlight that out of all the 42 programs of the Renova Foundation, only one, the one of assistance to animals, has been completed and fulfills the schedule previously established in the TTAC.

The constant delay of the Agreed Programs shows the obvious disengagement of Renova and Samarco, Vale and BHP Billiton with the fulfillment of the established obligations for the repair and compensation of the damage caused by the Fundão disaster to the populations and the river Doce basin.

In fact, both the Ramboll Report of 2017, expert contracted to evaluate the execution of the Repair Programs agreed in the TTAC, and the Report of the Interfederative Committee (CIF), note the non-attendance, or partial compliance with the TTAC clauses in which the deadlines for compliance with the Programs.

In this sense, the Ramboll Report states that Renova's actions have so far been ineffective, inaccurate, insufficient and inferior to the real needs for full reparation as established in Brazilian legislation.

Likewise, the CIF report, dated September 2018, charges a timetable for the decontamination of the Doce river and recovery of the environment. In summary, Vale, in the figure of Renova, has not fulfilled the commitments to clean Rio Doce's contaminated water, nor does it provide clear and objective indicators on when the various obligations agreed in the TTAC will be fulfilled, which exposes the company to new responsibilities.

In fact, CIF decisions are constantly not considered, which creates delays and failures in the execution of the Programs. Not coincidentally, Vale, BHP Billiton and Samarco respond to 67 infraction notices applied by environmental agencies and fines for noncompliance with programs and agreement deadlines, according to information published by Valor Econômico on April 17, 2019.

In the financial statements, Vale states that will maintain a provision to cover the costs of lawsuits, to comply with the agreements signed with Federal Prosecution Service (MPF) and to pay the fines. However, it is unclear whether the amounts declared will be sufficient to cover the debts, considering unpaid fines, of the programs agreed upon in TTAC, successively uncorrected, as well as of the lawsuits that still run against the company. In effect, Samarco, Vale and BHP Billiton did not disburse 4% of the amount estimated by the Federal Prosecution Service's Office (MPF) to guarantee compensation for the environmental, social and economic damages caused by the rupture of the Fundao dam. So far, only R$ 5.7 billion of a total of R$ 155 billion, was liberated, guaranteed in a Public Civil Action filed by the MPF in 2016, suspended by the signing of the TAC Governance. It is important to emphasize, however, that if resources are not applied as agreed, the lawswit returns to run and the total amount can be executed. Likewise, the Management Report and the 2018 Reference Form do not consider the possible costs with the more than 55 thousand individual lawsuits for compensation for moral damages filed by those affected in the cities of Minas Gerais who had water supplies suspended due to the rupture of the Fundao Dam. Samarco's proposal to indemnify those affected with the average value of two water bills was rejected by the judges, and the Minas Gerais Public Prosecutor's Office requests that the compensation amount should be at least R$ 10,000 per person, which are substantial amounts for the company, if the Incidence of Resolution of Repetitive Demand (IRDR) is granted by the Court of Justice of Minas Gerais (TJMG) in these terms. The outcome of IRDR's judgment in the TJMG is uncertain and may adversely affect Vale's business, its liquidity and the value of securities issued by the company or its subsidiaries. Likewise, the Management Report quotes as important the socio-environmental framework construction of Novo Bento Rodrigues and the approval of the Paracatu urban project. However, the rebuilding of the districts is out of the agreed term, resulting in costs for the Renova Foundation and, indirectly, for Vale itself, which must keep rentals for the affected families until the communities are rebuilt, in addition to emergency aid. Initially planned for 2019, the inauguration of the new Bento Rodrigues has been postponed to 2020. More than 400 families are waiting. The reconstruction of Paracatu and Gesteira still has no predictable feasible delivery For this reason, I demand that Vale interrupt all operations that generate abuses and violations of people and territories. Therefore, I also vote against the approval of the Management Report and the financial statements for the fiscal year of 2018, and I request that this statement of contrary vote be fully attached to the Minutes of this Meeting. Rio de Janeiro, April30, 2019

ORDINARY MEETING VALE S.A. 2019

MAJU DO NASCIMENTO SILVA, Brazilian, single, popular educator, ID n° 15.585.693-6 issued by SSP/MA, CPF/MF n° 432.245.123-34, addressed Rua Dom Pedro II, n° 138, Bairro Jacu, Açailândia/MA, represented by her attorney-in-fact CAMILA OLIVEIRA MAGALHÃES LEAL, Brazilian, single, layer, registered at the OAB/MG under the n° 85.305, CPF/MF n° 033.134.806-32, addressed Rua Alvino Braga, n° 315, Bairro Casa Branca, Brumadinho/MG.

Recebido pela mesa da AGEO de Vale S.A., realizada em 30/4/2019.

STATEMENT OF VOTE

ITEM OF THE GUIDE

Administration account and exam report appraisal, discussion and voting of financial statements, referring to the fiscal year ended on December 31st 2018.

DISSENTING VOTE

Vote for non-approval of the report as it lacks on precise information, referring to the company performance and practice, causing embarrasment to the shareholders, worsening the company image, as well as investment risks as is the case for:

LEGAL SUBSTANTATION:

(i) The company procedures in order to mitigate incidents concerning the environment, health and safety, were inadequate and, consequently, the company declarations about its perspectives and affairs were false and misleading or without reasonable basis, with clear omission of the tailing dams risks and, therefore cheat the stock market and deceive us the shareholders.

(ii) The company informs us about the formation of the INDEPENDENT COMMITTEE FOR EXTRAORDINARY ADVICE FOR SUPPORT AND REPAIR; the INDEPENDENT COMMITTEE FOR EXTRAORDINARY ADVICE OF CLEARANCE and INDEPENDENT COMMITTEE FOR EXTRAORDINARY ADVICE OF TAILING DAMS SAFETY in spite of the high qualification of its members, there is no actual report about actions takenn; in addition to the Institutions of Justice ignoring any concrete action by those, as the striked communities; as well as, the communities affected by the rupture of the dam Barragem I da Mina Córrego do Feijão em Brumadinho (MG) which never got any contact or direct asistance of the referred commitees; que nunca tiveram qualquer contato e/ou assistência direta dos referidos Comitês; these being unknown in the disaster area and, after over 90 (ninety) days of the rupture they haven't present any conclusions, even if preliminary about the performed work and, although their constitution is of extreme importance, the Administration Report underestimates the shareholders sense when affirming that the company "have been continuously investing on its tailing dams safety and maintenance with standards under permanent reviews and updates following the most rigorous international practices." .

In a little over three years there were two dam ruptures, two important rivers concerning Minas Gerais water supply permanently affected (dead rivers), over 300 (three hundred) lifes lost, besides high complexity ecosystems completely destroyed, not to mention that the evacuation siren wasn't triggered when the dam Barragem I da Mina Córrego do Feijão em Brumadinho (MG) ruptured, what raised the number of fatal victims.

It is not permissible for the company, in a clear attempt to deceive its shareholders, to try to demonstrate that disaster prevention work such as this is being handled with the due diligence it requires.

Therefore, it is necessary to include in the mentioned committees, technicians chosen by the communities, employees of the company and representatives of the affected victims themselves and; in addition to the disclosure of the performed actions reports, since the Administration Report addresses all these matters superficially, hiding information of extreme relevance to its shareholders.

(iii) Concerning the decommissioning process or the discharacterization of upstream dam, the Administration Report shows several flaws, once there weren't presented the schedule, the costs nor the waste disposal that already requires.

All these processes must be widely disclosed to all shareholders, as to the civil Society, besides it is a moral obligation to make public all past and future reports about the dams stability, concerning the mistakes tha took place which caused all tragedies.

In order to show the companys integrity and commitment to tragedies recover, requires the company to consider the modification of the safety fator *not-drained* from 1,3 as determined by the Agência Nacional de Mineração (ANM) to 1,5 as the minnimum acceptable, in addition to the immediate paralization of all brazilian operations, accelerating environmental licenses processes to imediate decommissioning or discharacterization of any kind of dam, investing on the municipalities economy transition and environmental recovery of the exploited areas, in also doubling, in relation to 2015, investments in health and safety.

(iv) The shareholders must be immediately and informed in detail about the internal transformations on structure, processes and company employees that appears superficial on the Administration report.

(v) It is necessary to start and execute road rehabilitation projects that have been deteriorated by the significant increase in vehicle traffic since the rupture of dam Barragem I Mina Córrego do Feijão in Brumadinho (MG), the communities are systematically charging these actions being ignored by the company.

(vi) Several families still await news about the bodies of their loved ones denouncing the inefficiency of the Minas Gerais Institute of Criminalistics (Instituto Médico Legal - IML) as one of the main causes of the delay in the identification of fatal victims, which contrasts the information in the Administration Report on the allocation of resources in equipment for the Instituto Médico Legal (IML) in Belo Horizonte, this fact needs to be verified and clarified for the shareholders.

(vii) The amounts paid as donations and emergency funds are insignificant and constraining for the company's shareholders.

According to an optimistic forecast of the Instituto do Inhotim, the municipality will take at least 4 (four) years for not linked to mining economy recover, mainly in tourism activities, which leads to the conclusion that donations and agreed emergency funds are not sufficient to repair the damages caused by the rupture of the dam Barragem I da Mina Córrego do Feijão in Brumadinho (MG), in addition it is essential that the company interrupts the individual extrajudicial nogotiations until the implementation of the Technical Advisories (Assessorias Técnicnas) that will be selected by the affected communities, following guidance from the Justice Institutions (Instituições de Justiça).

Behind closed doors, on April 5, 2019, the company signed a commitment agreement with the Public Defender of the State of Minas Gerais, where the company undertakes to indemnify the material and moral damage of victims, victims' families and other affected by the rupture of dam Barragem I da Mina Córrego do Feijão in Brumadinho (MG) in a clear attempt to destabilize the Task Force constituted by the Instituições de Justiça, since there is a lack of transparency concerning the table of values for damage, as well as the absence of representatives of the victims and affected.

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What really draws attention is that on April 4, 2019 in the case file number 5010709-36.2019.8.13.0024 processing at 6ª Vara da Fazenda Pública e Autarquias da Comarca de Belo Horizonte, was adjusted that the Ministério Público do Estado de Minas Gerais and the Defensoria Pública do Estado de Minas Gerais would immediately proceed the communities chosen Technical Assistance, which will also behold the indemnities for victims and affected by the dam Barragem I da Mina Córrego do Feijão in Brumadinho (MG) rupture

For what reason neither the company nor the Defensoria Pública do Estado de Minas Gerais informed at the hearing on April 4, 2019 that there were in negotiations for a conclusion of a Term of Commitment (Termo de Compromisso), because the conclusion date of said term occurred on April 5, 2019, therefore, naturally tha negotiations were already taking place during the passing of the process número 5010709-36.2019.8.13.0024 processing at 6ª Vara da Fazenda Pública e Autarquias da Comarca de Belo Horizonte

The said term establishes parameters of classification and valuation of damages considered, at least, absurd. A secret agreement raises numerous suspicions about the company's methods.

An agreement signed in the dead of night, without dialogue with the Força Tarefa das Instituições de Justiça and without dialogue with representatives of the victims and the victims is at the least unethical.

Victims and those affected must actively participate in decision-making process, and Technical Assistance will be fundamental for this, since neither the Defensoria Pública of the State of Minas Gerais, let alone the company, has the right to price the pain and the individual losses based on a pre-established table.

Finally, the presence of the victims and those affected is essential at any agreement with the company, only then the reparatory process will be effectively democratic and the image of the company can be restored.

(viii) Evacuations of communities located in Zonas de Autossalvamento in several municipalities of Minas Gerais constitute a terrible practice of the company and only mourning the inconveniences caused is an insult to civil society as a whole, as well as an embarrassment to the company's shareholders. It is necessary to present a concrete project to solve these issues immediately, guaranteeing the safe return of these families and the recovery of the image of the respective localities.

(ix) Analysing the Administration Reports through the last years, it becomes clear that the values provisioned for expenses lawsuits were well below what was actually spent by the company and, on this it is necessary the disclosure of all legal expenses and legal costs, as there are indications of mismanagement of resources in this sense, as well as the need to pay the environmental fines immediately, closing all the proposed actions with the intention of appealing the same (x) Once again the company through the Management Report treats its shareholders with disrespect, as widely disseminated in all media channels, autonomous experts in water resources affirm and demonstrate through concrete and exempt data that the Bacia do Paraopeba is without living conditions and the use of water due to the contamination by heavy metals that it received from the ore rejects of Barragem I, in addition to the loss of oxygen. Moreover, it is notorious and unanimous among those affected that the water supply that is a company's obligation, is not only insufficient but also has questionable standards, since it has been widely reported that families are receiving turbid water via water supply trucks and mineral water without the proper quality control showing contamination visible without the use of special analysis equipment. (xi) It is unacceptable that the company praise the Foundation Renova in the Administration Report, when the media exposes all the mismanagement and incapacity of socio-environmental and socioeconomic restoration of the region impacted by the breakdown of the dam Barragem de Fundao in 2015. It is necessary that the company works together with the Technical Advisers with full collaboration to accelerate the recovery processes and thus stop causing embarrassment for its shareholders. CONCLUSION Finally, it is requested that the vote described above is ENTIRELY registered in the Mnutes of the Meeting. Rio de Janeiro, April 30 of 2019. {/vn/1( 01!1· Por MAJU DO NASCIMENTO SILVA (Acionista) CAMILA OLIVEIRA MAGALHAES LEAL (Procuradora) ' I

Recebido pela mesa da AGE/O da Vale S.A., realizada em 30/4/2019

ORDINARY MEETING VALE S.A. 2019

Rio de Janeiro, April 30th, 2019.

statement of divergent vote item 2.1 of the agenda.

Through the present declaration, I present the reasons that justify my vote for not approving the Management Report, examination and discussion, voting of the financial statements for the fiscal year ended December 31, 2018 (item 2.1 of the Agenda).

The proposal now being voted on should not be approved because it is totally incongruent with the situation of the populations affected by the rupture of the tailings dams Fundão (2015) in Bento Rodrigues and Feijão (2019) in Brumadinho, both located in the State of Minas Gerais.

In 2018, the result of participation and other results in associates and joint ventures presented negative results of R $ 693 million, being impacted by R $ 1,838 billion in the loss of liabilities related to Samarco Mineração SA and gains in results of equity investments in affiliates and joint ventures of R $ 1,145 billion (VALE, 2018, p.100)[1].

The main impact in the 2018 fiscal year was the additional provision of R$ 1,523 billion, which represents the amount of the presents expectations of secondary liabilities of Fundação Renova and R$ 315 millions, which was the amount used for the financial support of Smarco. The result of stockholdings in associated company and *joint ventures* sum R$ 1,145 billions in 2018, representing an increasing of R$ 843 millions, comparing to the R$ 302 millions registered in 2017 (VALE, 2018, p.100).

Despite this, it is possible to realize that the resources destinated to this increasing are not being used to defined the profile of the most vulnerable

[1] Manual for Participation in the Extraordinary and Ordinary General Meetings of Vale S.A. Available in: <http://www.vale.com/PT/investors/corporate-governance/notices-minutes-corporate-documents/atasEditaisDocumentosCorporativos/Manual%20e%20Anexos%20reduzido.pdf>

populations affected by the rupture of the tailings dams Fundão and, most recently, Feijão (2019).

It is important to emphasize that the impacts of the rupture of the tailings dams does not implies in burden for society in an homogenic way. But the opposite, it exposes the more vulnerable populations, such as the traditional communities - quilombolas, natives, extractivists, riparians, artisanal fishermen, among others –, to an environmental inequality in relation to the whit population. It is emphasized that it is not intended to differentiate between white and black people, because they are all affected.

Datas of the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística - IBGE), demonstrate that the population resident in the areas closest to the rupture of the tailing dam Fundão were, mostly, black people. The Bento Rodrigues districts 6km of the tailing dam Fundão, had 84,3% of its population compound by black and "pardos"; the city Paracatu de Baixo, that was 40km, 80% of its population compound by black and "pardos"; the city Barra Longa, localized at 76km of the tailing dam, 67% of its population compound by black and "pardos" and the district, Gesteira, 70,4% (IBGE, 2010).

In Brumadinho, of the population impacted by the Feijão tailing dam rupture in Parque Cachoeira, 70,5% were black and "pardos"; and, in the Córrego do Feijão, 58,8%. In this areas, the average monthly income to people older than 10 years old (with our without an income) was, in 2010, of R$ 475.25; 7% less than the minimum wage by the time

In both ruptures, the effects of mud fell on the traditional communities, quilombolas, natives, extractivists, riparians, artisanal fishermen, small farmers and other groups historically vulnerable in the countryside and in the city bay the Rio Doce and the Córrego do Feijão watersheds.

It is inferred that due to the socioeconomic and racial characteristics of the population in the affected areas, both by the Fundão dam and by the Feijão dam, the closer to the dams that have broken, the greater the predominance of the black population, which shows serious evidence of environmental racism by this company.

In the current scenario, where the public image of the company is very poor, it is inadmissible that Vale does not have a proposal to confront and analyze the vulnerability of the population affected by both Fundão dam in 2015 and the Feijão dam in 2019.

In addition, in Maranhão, quilombola communities living around the Carajás Railroad have struggled to be recognized as such by Vale.

Therefore, Vale SA should include, in its Environmental Licensing, in the Environmental Impact Study (EIA) and in the future Environmental Performance Assessment Report (RADA), an analysis of the racial profile of vulnerable populations, which are generally associated with exposure to risks, and indicates the greater or lesser susceptibility of these populations to some particular type of impact in cases of dam disruption. The company must also respect the self-recognition of quilombola communities when carrying out studies of environmental impacts.

For these reasons, I am voting for the rejection of the proposal under consideration.

I request that this vote be integral recorded in the minutes of the 2019 Assembly.

Finally, I request that this explanation of vote be duly numbered, authenticated and filed with the minutes of this Meeting, as provide by Law 6.404/76, art. 130, § 1º, "a" e "b".

#PareVale!

Michelle C. Farias

Michelle Cristina Farias

OAB/MG 158.617

attorney-in-fact of the Shareholder Leandro Uchoas.

I hereby document the reasons behind my vote against the approval of the Administration Report and the accounts with reference to social programmes, for the period terminating December 31, 2018 (Item 2.1 on the Agenda). As a prox·y for shareholders concerned about the public image of the company, it is really difficult to comprehend why Vale did not implement the changes that it should have carried out after the collapse of the Fundao Dam. It was this omission that made possible the collapse of another tailings dam, but this time with multitudes of victims. The compay should be ashamed of this. Monitoring of the dam was shown to be faulty once again. Vale needs to be more diligent in its investigations about what companies to contract to do the audits of its operations. Tuv Sud, for example, had already been suspended by the Exective Council of the Clean Development Mechanism linked to the Kyoto Protocol of the UN. The suspension was imposed because of Tuv Sud's inability to carry out impartial studies, free of influence from external pressures. There is another question relating to conflicts of interest. In contracting a company such as Tuv Sud, for example, that provides both auditing and consulting services, Vale provided the incentive for a possible conflict of interest that calls into question the actual certification of the dam. In the case of Tuv Sud, this conflict of interest seems to have been verified since, according to the investigations, Vale had made continuation of consulting contracts with Tuv Sud conditional on Tuv Sud's issuance of security certification for Dam 1 at the Corrego do Feijao mine. Vale needs to be diligent in relation to the companies that it contracts to carry out audits. Vale also needs to give top priority to transparency. It is imperative that the company inform its shareholders about its investments in dams and in the health and safety of its workers, in each mine and complex, as well as keeping shareholders informed of reports on dam stability. We have the right to know whether our investments in the company are being converted into increasing the security of the operations as well the health of the workers carrying out these operations. The company needs to open up this black box!

I request that the present vote be registered in the minutes of Assembly 2018 in its entirety. I hereby present the reasons that justify my vote against approval of the Administrative Report and financial accounts for social affairs, for the period terminating December 31, 2018 (Agenda Item 2.1) Two dam collapses in less than four years brings to a total halt any system of security for Vale's dams. This is even more alarming when you take into account that neither of the two dams was considered to be of high risk. We shareholders, and also society at large, need to know the real situation with regard to Vale's dams. The company owns 17 dams without valid declarations of stability and almost a thousand people have had to be evacuated from their homes without having any certain knowledge about the status of these dams. This is an absurb reality. Did these dams become insecure from one day to the next or were they always at risk of collapse? The shareholders do not know, and even less is known by the inhabitants of the communities surrounding these dams. Vale needs to inform the shareholders as quickly as possibly, about the status of these 17 dams including information about their degree of security and the projects for decommissioning or stabilization that the company plans to implement with regard to these dams. Moreover the company needs to have a very clear policy about decommissioning. As shareholders we demand that the communities be evacuated only when the project has been duly licensed, so that people have to spend the shortest time possible away from their homes and, consequently, the company has to spend fewer resources. Evacuations related to dam security must be carried out only when necessary because they are costly both for the company and the communities. Moreover Vale needs the support of the communities in order to operate without complications. The decommissioning of obsolete dams cannot be delayed. Vale needs to have long term management that is more sustainable. It cannot continually put off dealing with inactive operations, running the risk of putting the lives of those living nearby, as well as those of workers, in danger. I request that the present vote be registered in the minutes of Assembly 2018 in its entirety. & .-14J. ;)s 6

ORDINARY MEETING VALE S.A. 2019 85.693-6 issued by 138, Bairro Jacu, MAGALHAES LEAL, no 033.134.806-32, Budget. for the purposes of Article 196 of Law 6.404/76 DIVERGENT VOTE. Vote for not approval Basis: (i) The entire result of the 2018 fiscal year should be immediately used to guarantee the safety of the tailings dam at risk in Minas Gerais and for the complete repair of the Rio Doce, Paraopeba and Sao Francisco watersheds. The company needs to recover the image of the shareholders urgently. . • l;-; CONCLUSION Finally, it is requested that the present vote be INTREGRAL recorded in the Minutes of the Meeting. Rio de Janeiro, April 30th, 2019. M · 0/_ (/vw.,0 Por MAJU DO NASCIMENTO SILVA (Shareholder) CAMILA OLIVEIRA MAGALHAES LEAL (attorney-in-fact) .' MAJU DO NASCIMENTO SILVA, Brazilian, single, popular educator, 10 no 15.5 SSP/MA, CPF/MF no 432.245.123-34, addressed Rua Dom Pedro II, no A<;ailandia/MA, represented by her attorney-in-fact CAMILA OLIVEIRA Brazilian, single, layer, registered at the OAB/MG under the no 85.305, CPF/MF addressed Rua Alvino Braga, no 315, Bairro Casa Branca, Brumadinho/MG.

AGENDA ITEM-Proposal for the allocation of the result for the 2018 fisca ear, and the consequent approval of Vale's Capital Budget, for the purposes of Artie!196 of Law 6,404/76 Dissenting vote. The entire result of the 2018 fiscal year must be immediately destined to guarantee the safety of the dams at risk in Minas Gerais and for the complete repair of the river basins of the Doce, Paraopeba and Sao Francisco rivers. We understand by integral reparation the concept defined by the jurisprudence of the Inter-American Court of Human Rights, which provides for compensation measures for moral damages, material damages and damages to victim·s life plan and also measures of satisfaction, restitution, rehabilitation and guarantees of non repetition. .,. I request that the present vote be ENTIRELY attached (in Portuguese and English) in the logs of the 2019 Assembly. i.... · ·

AGENDA ITEM • Fixation of the remuneration of the administrators a Council for the year 2019 Dissenting vote. All managers and members of the Company's Fiscal Council, as well as managers of different hierarchical levels related to the operations of the Paraopeba Complex in Brumadinho, should be destitute and I or dismissed for just cause. They are responsible for the disaster. What happened is unacceptable and proves the incompetence of the directors, administrators, advisors and operations manager of Vale S.A. I request that the present vote be ENTIRELY attached (in Portuguese and English) in the logs of the 2019 Assembly. Caroli a de Mo ra C mpos CPF 053075666-89 Shareholder

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 30, 2019		Director of Investor Relations

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